                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                          Exigent International, Inc.
                               (Name of Issuer)

                        Common Stock Purchase Warrants
                        (Title and Class of Securities)

                                  302056 11 4
                                (CUSIP Number)



1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
         P.  Bradley Walker
    ----------------------------------------------------------------------------
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2)  Check the Appropriate Box if a Member of a Group. (See Instructions)
     (a)  ______________________________________________________________________
     (b)  ______________________________________________________________________

--------------------------------------------------------------------------------

3)  SEC Use Only _______________________________________________________________

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4)  Citizenship or Place of Organization   United States
                                         ---------------------------------------
--------------------------------------------------------------------------------
Number of                       (5)  Sole Voting Power                  32,400
Shares                          ------------------------------------------------
Beneficially                    (6)  Shared Voting Power                84,800
Owned by Each                   ------------------------------------------------
Reporting Person                (7)  Sole Dispositive Power             32,400
With                            ------------------------------------------------
                                (8)  Shared Dispositive Power           84,800

--------------------------------------------------------------------------------
9)  Aggregate Amount Beneficially Owned by Each Reporting Person       117,200
                                                               -----------------
--------------------------------------------------------------------------------

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions) _________________________________________________________

--------------------------------------------------------------------------------
11) Percent of Class Represented by Amount in Row 9       11.0%
                                                    ----------------------------
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12) Type of Reporting Person (See Instructions)         IN
                                                --------------------------------
--------------------------------------------------------------------------------
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

                                             Item 1(a)

Name of Issuer:                                                      Exigent International, Inc.

                                             Item 1(b)

Address of Issuer's Principal Executive Offices:                     1225 Evans Road
                                                                     Melbourne, Florida  32904-2314

                                             Item 2(a)

Name of Person Filing:                                               P. Bradley Walker

                                             Item 2(b)

Address of Principal Business Office or, if none, Residence:         88 Walker Creek Road
                                                                     Walker, WV 26180-9948

                                             Item 2(c)

Citizenship:                                                         United States

                                             Item 2(d)

Title of Class of Securities:                                        Common Stock
                                                                     Purchase Warrants

                                             Item 2(e)

CUSIP Number:                                                        302056 11 4

                                             Item 3

                                         Not Applicable

                                             Item 4
                                           Ownership

(a)  Amount Beneficially Owned:                                      117,200

(b)  Percent of Class:                                               11.0%

(c)  Number of shares as to which such person has:

     (i)      sole power to vote or direct the vote                  32,400
     (ii)     shared power to vote or to direct the vote             84,800
     (iii)    sole power to dispose or to direct disposition of      32,400
     (iv)     shared power to dispose or to direct disposition of    84,800

                                    Item 5
                 Ownership of Five Percent or Less of a Class

                                Not Applicable

                                    Item 6
        Ownership of More than Five Percent on Behalf of Another Person

     The 84,800 Common Stock Purchase Warrants for which Mr. Walker has shared voting and dispositive power are owned by The Walker Group, Inc. which is a Delaware corporation controlled by Mr. Walker.

                                    Item 7
      Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

                                Not Applicable

                                    Item 8
           Identification and Classification of Members of the Group

                                Not Applicable

                                    Item 9
                       Notice of Dissolution of a Group

                                Not Applicable

                                    Item 10
                                  Certificate

                                Not Applicable

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 1998
----------------------------
Date

/s/ P. Bradley Walker
----------------------------
Signature

P. Bradley Walker
----------------------------
Name/Title

                                       3